Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

VIA EDGAR

December 16, 2016

Elisabeth Bentzinger

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Minnesota Municipal Income Fund (“Registrant” or the “Fund”)

File Nos: 333-211785 and 811-22967

Dear Ms. Bentzinger:

This letter responds to comments the staff provided via telephone on June 24, 2016 to the Fund’s initial registration statement on Form N-2, which was filed on June 2, 2016 for the purpose of registering additional common shares of the Fund. This letter also responds to comments we received from the staff:

●	In writing on June 16, 2016 with respect to the Nuveen Municipal Income Fund, Inc. (File Nos. 333-211435 and 811-05488), filed on May 18, 2016; and

●	Via telephone on June 23, 2016 with respect to the Nuveen Arizona Premium Income Municipal Fund (File Nos. 333-211531 and 811-07278), filed on May 23, 2016.

The staff specifically requested that we respond to each set of comments, as applicable, in a single response with respect to the Fund. Accordingly, the following summarizes the SEC staff’s comments and provides our responses to these comments with respect to the Fund.

Elisabeth Bentzinger

December 16, 2016

Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus and/or Statement of Additional Information. Any underlined language is to distinguish new language from existing language and is underlined only for this correspondence, unless otherwise noted.

GENERAL

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

Acknowledged.

2.	Comment: To the extent possible, please ensure that information provided in the registration statement is provided as of the most recent practicable date.

Response:

Except as otherwise required by Form N-2, to the extent possible, information in the Fund’s next pre-effective amendment will be provided as of the most recent practicable date.

3.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:

Registrant expects to submit a request for no-action relief that would allow the Fund, under certain circumstances, to file post-effective amendments to its registration statement that would become effective automatically pursuant to Rule 486(b) under the Securities Act of 1933. The Fund expects the relief requested to be substantially similar to that obtained in Nuveen Municipal High Income Opportunity Fund et al., SEC Staff No-Action Letter (Nov. 9, 2010); Nuveen Select Quality Municipal Fund, Inc. et al., SEC Staff No-Action Letter (June 26, 2013); and Nuveen Credit Strategies Income Fund et al., SEC Staff No-Action Letter (Nov. 7, 2014).

Elisabeth Bentzinger

December 16, 2016

4.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response:

Confirmed.

PROSPECTUS

Cover Page

5.	Comment: Please include bolded cover page language disclosing that because the investment advisory fee is based on Managed Assets (which include assets attributable to the Fund’s use of effective leverage), the advisors may have the potential to significantly inflate their investment advisory fees.

Response:

Disclosure regarding the conflict of interest created by the Fund’s inclusion of certain types of leverage in the calculation of its advisory fee is made throughout the registration statement (Summary and Prospectus). Item 1 (Outside Front Cover) of Form N-2 does not require specific disclosure of a fund’s risks, rather an instruction that such information may be found in the prospectus. We believe to disclose only that risk on the Outside Cover Page and to further highlight such risk in bold would be potentially misleading to an investor who may improperly view it as the only and/or most significant risk of investing in the Fund. We therefore respectfully decline to make the requested change.

Elisabeth Bentzinger

December 16, 2016

Registrant has, however, added the following sentence to its disclosure regarding the calculation of the Fund’s investment advisory fee in the Summary and Prospectus:

The Fund pays a management fee to NFALLC (which in turn pays a portion of its fee to the Fund’s sub-adviser, Nuveen Asset Management) based on a percentage of Managed Assets. Managed Assets include the proceeds realized and managed from the Fund’s use of leverage as set forth in the Fund’s investment management agreement. Because Managed Assets include the Fund’s net assets as well as assets that are attributable to the Fund’s use of leverage, it is anticipated that the Fund’s Managed Assets will be greater than its net assets. NFALLC and Nuveen Asset Management are responsible for using leverage to pursue the Fund’s investment objectives, and base their decision regarding whether and how much leverage to use for the Fund on their assessment of whether use of such leverage will advance the Fund’s investment objectives. However, the fact that a decision to increase the Fund’s leverage will have the effect, all other things being equal, of increasing Managed Assets and therefore NFALLC’s and Nuveen Asset Management’s fees means that NFALLC and Nuveen Asset Management may have a conflict of interest in determining whether to increase the Fund’s use of leverage. NFALLC and Nuveen Asset Management will seek to manage that potential conflict by only increasing the Fund’s use of leverage when they determine that such increase is in the Fund’s best interests and consistent with the Fund’s investment objectives, and by periodically reviewing the Fund’s performance and use of leverage with the Fund’s Board of Trustees.

6.	Comment: Please provide a cross reference to the Prospectus discussion regarding the Fund’s issuance of senior securities and leveraged capital structure. See Item 1.1.j of Form N-2.

Response:

Registrant has revised the cross reference on the cover page as follows:

Investing in the Fund’s common shares involves certain risks that are described in the “Risk Factors” section of this Prospectus (the “Prospectus”), including the specific risks relating to the Fund’s use of leverage.

7.	Comment: If accurate, please disclose that the Fund currently employs leverage through investments in inverse floating rate securities.

Response:

The Fund does not currently employ leverage through investments in inverse floating rate securities, though it reserves the ability to invest in such instruments.

Elisabeth Bentzinger

December 16, 2016

8.	Comment: Please provide the information required by Item 1.1.g of Form N-2.

Response:

Registrant has not included the table required by Item 1.1.g of Form N-2 because such information is not applicable to at-the-market offerings. Registrant notes that this is consistent with past practice and that a similar comment was withdrawn with respect to the registration statements on Form N-2 for the Nuveen AMT-Free Municipal Value Fund (File Nos. 333-211789 and 811-22253) and Nuveen Municipal High Income Opportunity Fund (File Nos. 333-211793 and 811-21449) after oral discussions with the staff in which the information in this response was provided.

9.	Comment: Please delete the sentence that reads: “As of May 26, 2016, the Fund has not sold any Common Shares in this offering.”

Response:

Registrant will make the requested change in the Fund’s next pre-effective amendment.

10.	Comment: Please confirm supplementally that the cross-reference to the Risk Factors section of the Prospectus is at least as large as ten point modern type and at least two points leaded. See Item 1.1.j of Form N-2.

Response:

Confirmed.

Prospectus Summary – Investment Objectives and Policies, pages 1 - 2

11.	Comment: Please consider further describing the municipal securities in which the Fund will invest.

Elisabeth Bentzinger

December 16, 2016

Response:

Registrant will add the following disclosure in the Fund’s next pre-effective amendment:

The Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal securities that provide for the payment of interest income that is exempt from regular federal income tax (as used in this document, the term “municipal securities” refers to all such investments collectively). Municipal securities are often issued by state and local governmental entities to finance or refinance public projects, such as roads, schools, and water supply systems. Municipal securities also may be issued on behalf of private entities or for private activities, such as housing, medical and educational facility construction, or for privately owned transportation, electric utility and pollution control projects. Municipal securities may be issued on a long-term basis to provide long-term financing. The repayment of such debt may be secured generally by a pledge of the full faith and credit taxing power of the issuer, a limited or special tax, or any other revenue source, including project revenues, which may include tolls, fees and other user charges, lease payments, and mortgage payments. Municipal securities also may be issued to finance projects on a short-term interim basis, anticipating repayment with the proceeds of the later issuance of long-term debt. The Fund may purchase municipal securities in the form of bonds, notes, leases or certificates of participation; structured as callable or non-callable; with payment forms that include fixed coupon, variable rate, zero coupon, capital appreciation bonds, tender option bonds, and inverse floating rate securities. Such municipal securities also may be acquired through investments in pooled vehicles, partnerships, or other investment companies. See “The Fund’s Investments—Municipal Securities” for additional information on the types of municipal securities in which the Fund may invest.

Prospectus Summary – Use of Leverage, pages 6 - 8

12.	Comment: Please disclose that because the investment advisory fees are based on a percentage of net assets, which includes assets attributable to the Fund’s use of leverage, Nuveen Fund Advisors, LLC and Nuveen Asset Management may have a conflict of interest in determining whether to use or increase the Fund’s use of leverage. If true, please also disclose that the advisers will: (a) base their decision regarding whether and how much leverage to use for the Fund based on their assessment of whether such use of leverage is in the best interests of the Fund; and (b) seek to manage that potential conflict by recommending to the Fund’s Board of Directors to leverage the Fund (or increase such leverage) only when it determines that such action would be in the best interests of the Fund, and by periodically reviewing the Fund’s performance and use of leverage with the Board.

Elisabeth Bentzinger

December 16, 2016

Response:

As noted in the response to comment 5, above, Registrant will revise existing disclosure to appear in both the Prospectus and SAI as follows:

The Fund pays a management fee to NFALLC (which in turn pays a portion of its fee to the Fund’s sub-adviser, Nuveen Asset Management) based on a percentage of Managed Assets. Managed Assets include the proceeds realized and managed from the Fund’s use of leverage as set forth in the Fund’s investment management agreement. Because Managed Assets include the Fund’s net assets as well as assets that are attributable to the Fund’s use of leverage, it is anticipated that the Fund’s Managed Assets will be greater than its net assets. NFALLC and Nuveen Asset Management are responsible for using leverage to pursue the Fund’s investment objectives, and base their decision regarding whether and how much leverage to use for the Fund on their assessment of whether use of such leverage will advance the Fund’s investment objectives. However, the fact that a decision to increase the Fund’s leverage will have the effect, all other things being equal, of increasing Managed Assets and therefore NFALLC’s and Nuveen Asset Management’s fees means that NFALLC and Nuveen Asset Management may have a conflict of interest in determining whether to increase the Fund’s use of leverage. NFALLC and Nuveen Asset Management will seek to manage that potential conflict by only increasing the Fund’s use of leverage when they determine that such increase is in the Fund’s best interests and consistent with the Fund’s investment objectives, and by periodically reviewing the Fund’s performance and use of leverage with the Fund’s Board of Trustees.

Prospectus Summary – Special Risk Considerations - Interest Rate Risk, pages 13 - 14

13.	Comment: Please clarify in the last sentence of the last paragraph describing Interest Rate Risk that the Fund’s investments in inverse floating rate securities, rather than interest rate floating securities, will tend to increase Common Share interest rate risk.

Response:

Registrant will make the requested change in the Fund’s next pre-effective amendment.

Elisabeth Bentzinger

December 16, 2016

Prospectus Summary – Special Risk Considerations - Tax Risk, pages 15 - 16

14.	Comment: In the last paragraph at the bottom of page 15, please disclose that the Fund may enter into swap agreements, credit default swaps, total return swaps, and interest rate swaps.

Response:

Registrant’s investment in derivatives has been, and is expected to continue to be, nominal. The disclosure related to investments in derivatives appears elsewhere in the Prospectus and in the SAI. Should the Fund increase its holdings in derivatives, it will re-examine the substance and placement of its disclosure, including whether the Tax Risk section should include a greater discussion of derivatives.

Prospectus Summary – Distributions, pages 21 - 22

15.	Comment: The third paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. Please identify the circumstances under which the Fund would change this policy.

Response:

The language reserving the right to change at some point in the future Registrant’s common share distribution policy and/or the basis for establishing monthly distributions is included in the Prospectus as a warning to investors in common shares that there is no ongoing fundamental right of common shareholders to expect common share distributions to be determined in a particular manner.    Registrant cannot realistically identify and describe the circumstances under which it might at some point in the future change its current distribution policy because there is virtually no limitation on those circumstances, other than a requirement that the Fund Board determine that such future distribution policy change is in the best interests of the Fund and its common shareholders at that future time. Registrant is willing to add a statement to the registration statement that a change in distributions would be made only after such a finding. However, absent any policy or policies on a change in distribution, Registrant believes providing examples of when a change might be warranted would be purely speculative and potentially misleading. Registrant also believes its disclosure is consistent with other active closed-end funds recently declared effective. See, e.g., Eaton Vance High Income 2021 Target Term Fund (File Nos. 333-209436 and 811-23136); Invesco Dynamic Credit Opportunities Fund (File Nos. 333-206401 and 811-22043); Guggenheim Credit Allocation Fund (File Nos. 333-198646 and 811-

Elisabeth Bentzinger

December 16, 2016

22715); and BlackRock Science & Technology Trust (File Nos. 333-198193 and 811-22991). Consequently, Registrant believes the current disclosure in the registration statement with respect to possible future changes in the common share distribution policy is appropriate and meets the requirements of Form N-2.

Summary of Fund Expenses, pages 23-24

16.	Comment: Please explain supplementally why interest and related expenses from inverse floating rate securities are not disclosed in the fee table.

Response:

The Fund does not currently invest in inverse floating rate securities and therefore no such expenses were incurred.

17.	Comment: In footnote (4), please disclose the Fund’s use of inverse floating rate securities.

Response:

See responses to Comments 7 and 16, above.

18.	Comment: Under “Shareholder Transaction Expenses” please remove the phrase “Borne by the Fund” in the “Offering Costs” line item, as a portion of the offering expenses are effectively borne by shareholders.

Response:

Registrant will make the requested change.

19.	Comment: The Prospectus indicates that the Fund may invest in other investment companies, including ETFs. If acquired fund fees and expenses will exceed 0.01% of the average net assets of the Fund, then please disclose these fees and expenses as a separate line item in the fee table. If AFFE are not expected to exceed one basis point, then please include such expenses in the “Other Expenses” line in the Table. See Instruction 10 to Item 3 of Form N-2.

Response:

Registrant will add the following disclosure to a footnote in the fee table:

Expenses attributable to the Fund’s investments, if any, in other investment companies are currently estimated not to exceed 0.01%.

Elisabeth Bentzinger

December 16, 2016

20.	Comment: Please clarify in Footnote 5 that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Response:

Registrant will make the requested change.

21.	Comment: To avoid investor confusion, please clarify in the narrative preceding the expense example that the transaction fee for at-the-market transactions and underwriting syndicate transactions is referred to as a “sales charge” in the Shareholder Transaction Expense portion of the fee table.

Response:

Registrant will add the following clarifying disclosure as a footnote to the fee table:

*: A maximum sales charge of 4.00% applies only to offerings pursuant to a syndicated underwriting. The maximum sales charge for offerings made at-the-market is 1.00%. There is no sales charge for offerings pursuant to a private transaction.

The registration statement has also been revised to add the following parenthetical in the narrative preceding the expense examples:

“The following examples illustrate the expenses, including the applicable transaction fees (referred to as the “Maximum Sales Charge” in the fee table above) . . .”

Financial Highlights, pages 26-28

22.	Comment: The consent for KPMG LLP is dated June 1, 2016. Please file a new auditor’s consent that is dated less than thirty days prior to the registration statement’s date of effectiveness. See Section 4810.3 of the Division of Corporation Finance’s Financial Reporting Manual.

Response:

An updated consent will be filed with the Fund’s next pre-effective amendment.

Elisabeth Bentzinger

December 16, 2016

The Fund, page 29

23.	Comment: Please confirm that the Fund’s only preferred shares outstanding are the VMTP Shares.

Response:

Confirmed.

Use of Proceeds, page 29

24.	Comment: Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

Response:

Registrant will add the following disclosure in the Fund’s next pre-effective amendment:

The net proceeds from the issuance of Common Shares will be invested in accordance with the Fund’s investment objectives and policies as stated below. Pending investment, the timing of which may vary depending on the size of the investment but in no case is expected to exceed 30 days, it is anticipated that the proceeds will be invested in short-term or long-term securities issued by the U.S. Government or its agencies or instrumentalities or in high-quality, short-term money market instruments.

The Fund’s Investments, pages 30-44

25.

Comment:  (first part) The disclosure indicates that the Fund will use derivatives. In describing the Fund’s strategies and risks with respect to derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response:

Acknowledged.

Elisabeth Bentzinger

December 16, 2016

Comment: (second part) Further, please confirm supplementally that derivative instruments will be valued at market/fair value rather than notional value for purposes of calculating compliance with the Fund’s 80% investment policy.

Response:

Confirmed.

26.

Comment:  The Fund may purchase municipal securities through investments in pooled vehicles and partnerships. Please explain supplementally how much the Fund may invest in: (a) instruments that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act; and/or (b) other investment pools that are excluded from the definition of investment company and are privately offered (e.g., private oil and gas funds). We may have additional comments after reviewing your response.

Response:

Registrant has not historically invested in such vehicles to any material degree nor does it currently intend to invest in such vehicles to any material degree. Specifically, Registrant not will invest more than 15% of its net assets in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act or more than 35% of its net assets in the aggregate in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act as well as any investment pools that are excluded from the definition of investment company and are privately offered.

That said, Registrant is not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives and policies. To the extent the Fund does so in a meaningful manner and to a material extent, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. The updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at which time Registrant will endeavor to engage in a discussion with the staff regarding such changes. Of course, to the extent the SEC adopts any rules or regulations, or its staff issues guidance in this area mandating any specific policies regarding a fund’s ability to invest in such vehicles, and/or regarding disclosures regarding such investments, Registrant will modify its policies and disclosures in accordance with such guidance.

27.

Comment:  The Prospectus discloses that the Fund will invest at least 80% of its Managed Assets in investment grade securities, and may invest up to 20% of its Managed Assets in below investment grade municipal securities. Please disclose the lowest rating of any instrument in which the Fund may invest, and whether the

Elisabeth Bentzinger

December 16, 2016

Fund may invest in securities that are in default. Further, please disclose that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (i.e., distressed securities), as noted in the risk discussion on page 51 of the Prospectus.

Response:

As currently disclosed in the registration statement, the Fund may invest up to 10% of its net assets in municipal securities rated below B3/B- by all NRSROs that rate the security or that are unrated but judged to be of comparable quality by the Fund’s sub-adviser. This may include distressed or defaulted securities. The following disclosure already is set forth on page 51 of the Prospectus:

The Fund may invest in distressed securities, which are securities issued by companies that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition by the Fund. The issuers of such securities may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or region or specific developments within the companies. Distressed securities frequently do not produce income while they are outstanding and may require the Fund to bear certain extraordinary expenses in order to protect and recover its investment.

28.

Comment:    The Prospectus states that during temporary defensive periods or in order to keep the Fund’s cash fully invested, the Fund may deviate from its investment policies and objectives and invest up to 100% of its net assets in short-term investments, including high quality, short-term securities that may be either tax-exempt or taxable. Page 6 of the SAI also states that during such periods, the Fund may invest up to 10% of its net assets in securities of other open or closed-end investment companies that invest primarily in municipal securities of the type in which the Fund may invest directly. Please disclose this 10% investment policy in the Prospectus.

Elisabeth Bentzinger

December 16, 2016

Response:

Registrant has determined to remove the following phrase from page 6 of the SAI to make its disclosure regarding temporary defensive periods consistent throughout the registration statement:

“. . . and up to 10% of its net assets in securities of other open- or closed-end investment companies that invest primarily in municipal securities of the type in which the Fund may invest directly.”

Registrant notes that the Fund retains the ability to invest in securities of other investment companies, which ability has been disclosed throughout the Prospectus and SAI. The purpose of the referenced disclosure, however, is to note that while the Fund is generally invested in long-term securities, there may be times when it will be invested in shorter-term securities, either directly or indirectly.

29.	Comment: To the extent applicable, please include disclosures regarding the Fund’s use of repurchase agreements, short-term investments, and auction rate securities.

Response:

While not currently a primary investment of the Fund, each of these securities are permissible investments. Disclosure regarding repurchase agreements and short term-investments currently appear on pages 16 and 17 of the SAI, respectively. Disclosure regarding auction rate securities will be added in the Fund’s next pre-effective amendment.

Use of Leverage, pages 44 -46

30.

Comment: (first part) The Prospectus indicates that the Fund may borrow through a “standby credit facility” established by the Fund and its affiliates with a group of lenders. Please explain why this would not be a joint transaction under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder or, alternatively, whether the Fund has obtained exemptive relief to engage in joint transactions.

Response:

The Fund is relying on long-standing no-action letters issued under Section 17(d) and Rule 17d-1 thereunder that permit multiple registered investment companies advised by a common investment adviser to participate in a joint line of credit

Elisabeth Bentzinger

December 16, 2016

pursuant to certain conditions. See T. Rowe Price Funds, SEC No-Act. (July 31, 1995); Alliance Capital Mgmt. L.P., SEC No-Act. (Apr. 25, 1997); Franklin Templeton Investments, et al., SEC No-Act. (Nov. 21, 2008).

Comment: (second part) Additionally, this paragraph states that the associated costs of such facility are “described below.” Please provide a cross-reference to the section of the Prospectus where such costs are described.

Response:

The reference to associated costs has been deleted. Additional information regarding the actual costs of the standby credit facility arrangement may be found in the Fund’s shareholder report.

Comment: (third part) Please consider describing this facility in the Summary when discussing the Fund’s use of leverage.

Response:

Registrant does not consider the facility to be a significant aspect of its leveraging program and believes that the facility is adequately disclosed in the Use of Leverage sections in the Prospectus and SAI.

Risk Factors, pages 47 - 58

31.	Comment: To the extent applicable, please consider disclosing the following risks: financial futures and options risk, other investment companies risk, cybersecurity risk, and clearing broker and central clearing counterparty risk.

Response:

Under the heading HEDGING STRATEGIES AND OTHER USES OF DERIVATIVES, Registrant references Appendix B, “Derivative Strategies and Risks,” which discuss the risks of financial futures and options (See SAI B1-3).

Registrant’s description under Other Investment Companies includes some of the risks of such investments, including duplicative fees, any leverage risks and potential for taxable income. Registrant believes this disclosure is sufficient.

As a municipal fund that trades primarily over-the-counter as described under “Portfolio Transactions and Brokerage,” Registrant does not believe disclosure regarding clearing broker and central clearing counterparty risk is appropriate.

Elisabeth Bentzinger

December 16, 2016

Registrant will add the following disclosure to the Fund’s next pre-effective amendment:

Cybersecurity Risk

Technology, such as the internet, has become more prevalent in the course of business, and as such, the Fund and its service providers are susceptible to operational and information security risk resulting from cyber incidents. Cyber incidents refer to both intentional attacks and unintentional events including: processing errors, human errors, technical errors including computer glitches and system malfunctions, inadequate or failed internal or external processes, market-wide technical-related disruptions, unauthorized access to digital systems (through “hacking” or malicious software coding), computer viruses, and cyber-attacks which shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality (including denial of service attacks). Cyber incidents could adversely impact the Fund and cause the Fund to incur financial loss and expense, as well as face exposure to regulatory penalties, reputational damage, and additional compliance costs associated with corrective measures. Cyber incidents may cause a Fund or its service providers to lose proprietary information, suffer data corruption, lose operational capacity or fail to comply with applicable privacy and other laws. Among other potentially harmful effects, cyber incidents also may result in theft, unauthorized monitoring and failures in the physical infrastructure or operating systems that support the Fund and its service providers. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Fund’s service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cybersecurity plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund.

32.	Comment: In describing the Fund’s risks, please consider recent staff observations regarding the need for funds to review and assess their risk disclosures on an ongoing basis in light of changing market conditions. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Response:

Registrant has updated relevant disclosure in light of current market and global events. Please see the Recent Market Circumstances, Legislation and Regulatory Risk, and Economic and Political Events Risk disclosures in the Prospectus.

Elisabeth Bentzinger

December 16, 2016

33.	Comment: Please include in response to Item 8.3.a. of Form N-2 a discussion on Economic and Political Events Risk and Potential Conflicts of Interest Risk, as such risks are described in the Summary.

Response:

Registrant will make the requested change in the Fund’s next pre-effective amendment.

34.	Comment: Please describe credit risk and below investment grade risk as separate risk factors.

Response:

Registrant will make the requested change in the Fund’s next pre-effective amendment.

35.	Comment: When discussing hedging risk, please explain how hedging strategies and the use of structured notes and derivatives may generate taxable income.

Response:

Registrant believes the current disclosure regarding derivatives and structured notes in the Prospectus is sufficient and appropriate given its current investments in such instruments. The disclosure for each type of investment unequivocally states: “These types of investments may generate taxable income.”

36.	Comment: Please include the required disclosure associated with the Fund’s use of a leveraged capital structure pursuant to Item 8.3 of Form N-2 as described in Guide 6 to Form N-2. Please also describe the financial impact on Common Shareholders of the issuance of preferred shares.

Response:

The registration statement contains extensive disclosure regarding the impact of its outstanding preferred shares on Common Shareholders. Registrant believes this disclosure meets the requirements noted by the Staff. See, e.g., “Leverage Risk,” “Use of Leverage” and “Description of Shares” in the Prospectus.

37.	Comment: With respect to the ratings of the Fund’s preferred shares, please clarify that ratings neither eliminate nor mitigate the risks of investing in common shares.

Elisabeth Bentzinger

December 16, 2016

Response:

Registrant will add the requested disclosure in the Fund’s next pre-effective amendment.

38.	Comment: The Prospectus states that the municipal securities in which the Fund invests may be issued by United States territories such as Puerto Rico. If the Fund has significant exposure to Puerto Rico debt, then please disclose the principal risks associated with such investments. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Response:

Registrant does not currently have significant exposure to Puerto Rico debt.

Plan of Distribution, pages 63 - 65

39.	Comment: Please clarify in the third paragraph under Distribution Through At-The Market Transactions whether the 0.8% commission rate will be payable to broker-dealers, generally, or to the exclusive sub-placement agent with respect to at-the-market offerings.

Response:

The 0.8% commission rate will be payable to Registrant’s exclusive sub-placement agent, identified as such in the registration statement. Registrant will add the following clarifying disclosure to the registration statement:

The Fund will compensate Nuveen Securities with respect to sales of the Common Shares at a fixed commission rate of up to 1.0% of the gross proceeds of the sale of Common Shares. Nuveen Securities will compensate sub-placement agents or other broker-dealers participating in the offering at a rate of up to 0.8% of the gross proceeds of the sale of Common Shares sold by that sub-placement agent or broker-dealer. Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made.

40.	Comment: Under “Distribution Through Privately Negotiated Transactions,” please disclose whether sales commissions will be paid to Nuveen Securities or any other FINRA member.

Elisabeth Bentzinger

December 16, 2016

Response:

The following language will be added to the registration statement:

“No sales commission or other compensation will be paid to Nuveen Securities or any other FINRA member in connection with such transaction.”

41.	Comment: If any underwriting agreement provides for indemnification by the Fund of the underwriter or its controlling persons against any liability arising under the Securities Act of 1933 (the “1933 Act”) or the 1940 Act, then please briefly describe such indemnification provisions. See Item 5.4 of Form N-2.

Response:

The Distribution Agreement between Registrant and Nuveen Securities, LLC does not provide for any indemnification by Registrant.

Description of Shares - Preferred Shares, pages 66 - 67

42.	Comment: Please disclose the asset coverage and portfolio requirements established by NRSROs. See Item 10.6 of Form N-2.

Response:

The following language will be added to the registration statement:

Currently, VMTP Shares are rated by one NRSRO. The Fund is obligated only to use commercially reasonable efforts to cause at least one NRSRO to publish a credit rating with respect to its VMTP Shares for so long as VMTP Shares are outstanding. The Fund may choose a different NRSRO or NRSROs to rate VMTP Shares and ratings of the VMTP Shares may vary. The Fund may be subject to certain restrictions or guidelines by an NRSRO to achieve a desired rating. Such restrictions and guidelines vary by NRSRO and by desired ratings. These guidelines generally include asset coverage requirements; portfolio characteristics such as portfolio diversification and credit rating criteria; and qualitative views on the fund and fund management. While these restrictions and guidelines may impose different requirements than those under the 1940 Act, it is not anticipated that these restrictions or guidelines will impede the management of the Fund’s portfolio in accordance with the Fund’s investment objectives and policies.

Elisabeth Bentzinger

December 16, 2016

Certain Provisions in the Declaration of Trust, pages 67 - 68

43.	Comment: Please disclose, if true, that the provisions described in this section could have the effect of depriving holders of Common Shares of opportunities to sell their Common Shares at a premium over the then current market price of the Common Shares by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction.

Response:

The following language will be added to the registration statement:

The provisions of the Declaration described above could have the effect of depriving the Common Shareholders of opportunities to sell their Common Shares at a premium over the then current market price of the Common Shares by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund’s investment objectives and policies. The Board of Trustees of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its Common Shareholders.

Repurchase of Fund Shares; Conversion to Open-End Fund, pages 67 - 68

44.	Comment: The Prospectus states that the Fund’s Board of Directors will consider, on an annual basis, action that may be taken to reduce or eliminate any material discount from net asset value, including the conversion of the Fund to an open-end investment company. Accordingly, please disclose in the Prospectus: (a) the requisite shareholder vote to effect a conversion; (b) the risks relating to conversion to an open-end fund, such as changes in the Fund’s portfolio management and the ability of the Fund to meet its investment objective or use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; (c) whether the Fund may charge sales or redemption fees upon conversion; (d) whether redemptions will be made in cash or with portfolio securities; and (e) if the Fund, after conversion, intends to retain the ability to make in-kind redemptions, the costs and risks to shareholders relating to such redemptions. See Guidelines to Form N-2, Guide 4.

Elisabeth Bentzinger

December 16, 2016

Response:

The following language will be added to the registration statement:

If the Fund converted to an open-end investment company, it would be required to redeem all preferred shares, including VMTP Shares, then outstanding (requiring in turn that it liquidate a portion of its investment portfolio), and the Common Shares would no longer be listed on the NYSE. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less any redemption charge that is in effect at the time of redemption. As a result, conversion to open-end status may require changes in the management of the Fund’s portfolio in order to meet the liquidity requirements applicable to open-end funds. Because portfolio securities may have to be liquidated to meet redemptions, conversion could affect the Fund’s ability to meet its investment objective or to use certain investment policies and techniques described above. If converted to an open-end fund, the Fund expects to pay all redemptions in cash, but intends to reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end fund, it is likely that new Common Shares would be sold at net asset value plus a sales load. See the SAI under “Certain Provisions in the Declaration of Trust” for a discussion of the voting requirements applicable to the conversion of the Fund to an open-end investment company.

Prospectus Back Cover Page

45.	Comment: Please provide on the outside back cover page of the Prospectus the information required by paragraph (e) of Rule 481 under the 1933 Act. See Item 2.3 of Form N-2.

Response:

Rule 481(e) requires a registered investment company to provide, on the outside back cover of its prospectus, certain disclosure regarding dealer prospectus delivery obligations (the “Delivery Disclosure”). The rule also states that the Delivery Disclosure need not be included if dealers are not required to deliver a prospectus under Rule 174 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Under Rule 174(b), no prospectus need be delivered if the issuer

Elisabeth Bentzinger

December 16, 2016

is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of Section 13 or 15(d) of the 1934 Act. Because the Fund was subject to the reporting requirements of Sections 13 and 15(d) of the 1934 Act immediately prior to the filing of the registration statement, Registrant does not believe the Delivery Disclosure is required to be included in the Fund’s back cover.

SAI - Investment Restrictions, pages 1 - 3

46.	Comment: A fund (and its adviser) may not ignore the concentration of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.

Response:

Registrant will add the requested disclosure in the Fund’s next pre-effective amendment.

47.	Comment: If the Fund has a policy to concentrate its investments in a particular industry or group of industries, please disclose such policy.

Response:

The Fund does not have a policy to concentrate its investments in a particular industry or group of industries.

SAI - Management of the Fund - Trustees and Officers, pages 21 - 33

48.	Comment: The Staff notes that Thomas S. Schreier, Jr. served on the Fund’s Board of Trustees until May 31, 2016. It is the Staff’s position that Mr. Schreier’s information should be disclosed in the table required by Item 18.1 of Form N-2.

Response:

Because Mr. Schreier was an interested Trustee, he received no compensation during the period, as was disclosed during his time as a Trustee. See “Compensation:”

Elisabeth Bentzinger

December 16, 2016

“The officers and trustees affiliated with Nuveen Investments serve without any compensation from the Fund.”

SAI - Investment Adviser, Sub-Adviser, and Portfolio Managers, pages 41 - 463

49.	Comment: Please provide the information regarding the portfolio manager’s beneficial ownership of Fund securities as of the most recent practicable date. See Instruction 1 to Item 21.3 of Form N-2.

Response:

This information will be provided in the Fund’s next pre-effective amendment.

50.	Comment: Pursuant to Items 22.1 and 22.2 of Form N-2, please provide the information pertaining to the payment of brokerage commissions by the Fund (other than in return for research services) during the three most recent fiscal years. Further, please briefly describe how evaluations will be made of the overall reasonableness of brokerage commissions paid, as required by Item 22.3.

Response:

Registrant will add the requested information relating to brokerage commissions paid in the Fund’s next pre-effective amendment. With respect to the overall reasonableness of brokerage commissions paid, Registrant has the following disclosure, which it believes is appropriate and meets the requirements of Form N-2:

It is Nuveen Asset Management’s policy to seek the best execution under the circumstances of each trade. Nuveen Asset Management will evaluate price as the primary consideration, with the financial condition, reputation and responsiveness of the dealer considered secondary in determining best execution. Given the best execution obtainable, it will be Nuveen Asset Management’s practice to select dealers that, in addition, furnish research information (primarily credit analyses of issuers and general economic reports) and statistical and other services to Nuveen Asset Management. It is not possible to place a dollar value on information and statistical and other services received from dealers. Since it is only supplementary to Nuveen Asset Management’s own research efforts, the receipt of research information is not expected to reduce significantly Nuveen Asset Management’s expenses. While Nuveen Asset Management will be primarily responsible for the placement of the business of the Fund, Nuveen Asset Management’s policies and practices in this regard must be consistent with the foregoing and will, at all times, be subject to review by the Board.

Elisabeth Bentzinger

December 16, 2016

Net Asset Value, page 48

51.	Comment: Please reconcile the statement on page 48 of the SAI that net asset value is calculated by using the fair value of the Fund’s total assets with the requirements of Section 2(a)(41) of the 1940 Act. See also page 61 of the Prospectus (“[n]et asset value is calculated by taking the market value of the Fund’s total assets...”).

Response:

Registrant has clarified the disclosure to state that net asset value is calculated by using the market value of the Fund’s total assets.

*            *              *            *

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/  Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Kevin McCarthy

Gifford Zimmerman

Mark Winget

Thomas S. Harman